EXHIBIT 99.5


                                                            FORM OF COVER LETTER

                                      LOGO

Dear Subscriber:

Thank you for your recent order of Home Federal Bancorp, Inc. common stock. I am pleased to announce that our amended plan of reorganization and stock issuance was approved by our members at our September 20, 2004 Special Meeting.

As explained in the accompanying Prospectus Supplement, our independent appraiser, after consultation with the Office of Thrift Supervision, has determined that our estimated valuation has increased due to changes in market conditions. As a result, we have been required to increase our estimated offering range to between 3,910,000 shares and 6,083,500 shares at $10.00 per share.

As stated in our Prospectus dated August 13, 2004, if our offering range increased above $52,900,000 we would be required to resolicit all subscribers who ordered shares during the offering. Resolicitation procedures further provide that we return all funds remitted and again offer you the opportunity to purchase Home Federal Bancorp, Inc. common stock. This opportunity is being given only to those who submitted a valid order during the original offering period. Purchasers who remitted a check as payment for their order have been mailed a refund check under separate cover. Withdrawal authorizations from Home Federal deposit account(s) have been canceled and the funds, along with accrued interest, remain in the account(s) unless you subsequently withdrew them.

Information regarding the amended offering range is set forth in the enclosed Prospectus Supplement. Please read the Prospectus Supplement, and our Prospectus dated August 13, 2004 that we previously provided to you, carefully before deciding to place a new order. Supplemental Order Forms must be received (not postmarked), by the date specified in the Prospectus Supplement and on the Supplemental Order Form. If you do not return a properly completed order form, with full payment, you will become ineligible to receive any shares of common stock in the offering.

Again, thank you for your interest in Home Federal Bancorp, Inc. If you have any questions, or would like to request an additional copy of the Prospectus dated August 13, 2004, please call our stock information center at (208) 468- 5025.

                                Sincerely,



                                Daniel L. Stevens
                                Chairman, President and Chief Executive Officer




This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus and Prospectus Supplement. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.